                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of November, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

                        AMENDMENT/ADDITIONAL INFORMATION
                                       TO
                                   MERGER PLAN

These amendment/additional information to the Merger Plan ("Merger Plan") dated 25 September 2003 is given following subsequent events in connection with Indosat, Satelindo and IM3 occurring after 25 September 2003 thereby requiring amendment/additions to the information in the Merger Plan.

The sections of the Merger Plan and the amendment/additional information are as follows:

A. I.     Introduction
          ------------

          PT. Indonesian Satellite Corporation Tbk. ("Indosat"), PT. Satelit Palapa Indonesia ("Satelindo"), PT. Indosat Multi Media Mobile ("IM3") and PT. Bimagraha Telekomindo ("Bimagraha") intend to merge their respective businesses (the "Merger") pursuant to the procedures established by the law of the Republic of Indonesia. After the Merger is completed, Indosat will be the surviving company (the "Surviving Company"). Satelindo, IM3 and Bimagraha (the "Merged Companies") are subsidiaries of Indosat and together with Indosat will hereinafter be referred to as the "Merging Companies".

          The Board of Directors of each of the Merging Companies after obtaining the approval of each Board of Commissioners of the Merger Plan Proposal, have prepared this Merger Plan in order to comply with the provisions in:

          1.       Law No. 1 of 1995 on Limited Liability Companies
                   ("UUPT");
          2. Government Regulation No. 27 of 1998 on Mergers, Consolidations and Acquisitions of Limited Liability Companies ("PP 27/1998"); and
          3. Decree of the Chairman of the Capital Market Supervisory Board ("BAPEPAM") No. Kep-52/PM/1997 on Mergers or Consolidations of Public Companies or Issuers.

          The Merger will be accounted for using the pooling of interest method in accordance with the Indonesian Statement of Financial Accounting Standard (PSAK) No. 38 on Accounting for Restructuring Transaction of Entities Under Common Control (because Indosat, Satelindo, IM3 and Bimagraha are under the same control).

          The Merger will be conducted using the financial statements of Indosat, Satelindo, IM3 and Bimagraha which have been audited by independent accounting firms covering the last 3 (three) financial years for Indosat, Satelindo and Bimagraha, the last 2 (two) financial years for IM3, and including the five month period ended on 31 May 2003. These financial statements are set out in Attachment 4 of this Merger Plan.

          In accordance with the provision of Article 107 of the UUPT, as a result of the Merger, Satelindo, IM3 and Bimagraha as the Merged Companies will be dissolved by the operation of law without prior liquidation, and all business activities and operations, rights and obligations, assets and liabilities of Satelindo, IM3 and Bimagraha as well as permanent employees of Satelindo and IM3 will be transferred to Indosat as the Surviving Company.

          There is no conflict of interest with respect to the Merger between each of the Merging Companies and their respective Board of Directors as provided in Article 35(2) of PP 27/1998, or conflict of interest with respect to the Merger as provided in Rule IX.G.1 Article 5(d) of BAPEPAM Decree No. Kep-52/PM/1997 in conjunction with Rule IX.E.1 BAPEPAM Decree No. Kep-32/PM/2000.

          The Merger will be conducted without any amendments to the Articles of Association of Indosat being made, as is allowed under Article 14 (3) of PP 27/1998.

          In accordance with the prevailing laws and regulations of the Republic of Indonesia, the Merger will become effective
          ("Effective Date") after the following requirements have been fulfilled:

          1. The Statement of Completeness of Documents ("Statement of Effectiveness") from BAPEPAM regarding the Merger Registration Statement submitted by Indosat has been obtained;
          2. The approvals of the Extraordinary General Meetings of Shareholders of Indosat, Satelindo, IM3 and Bimagraha where meetings are validly held if attended by at least 3/4 (three quarters) of the total number of shares with valid voting rights and the approval of at least 3/4 (three quarters) of the total votes have been obtained;
          3. The approval of the Capital Investment Coordinating Board, in relation to the status of the Merging Companies as a company which obtains capital investment facilities, has been obtained;
          4. The objections of creditors, if any, have been settled in accordance with prevailing laws and regulations of the Republic of Indonesia; and
          5.       The Merger Deed has been duly executed.

          This Merger Plan has been jointly prepared by the Boards of Directors of the Merging Companies after an analysis of the properness of the Merger among the Merging Companies was conducted. Based on the results of this analysis, the Boards of Directors of the Merging Companies proposed the Merger Plan to each of the Boards of Commissioners of the Merging Companies. The issues considered by the Boards of Directors of the Merging Companies in relation to the composition of this Merger Plan were as follows:

          1. The business condition and business results of the Merging Companies with due regard to the audited financial statements for the last 3 (three) years for Indosat, Satelindo and Bimagraha and the last 2 (two) years for IM3, and the interim financial statements of Indosat, Satelindo, Bimagraha and IM3 for the five month period ended 31 May 2003.

          2. The conformity of the Merger to the prevailing Statement of Financial Accounting Standards, Indonesian laws and regulations, relevant taxation provisions and capital market regulations.
          3. The rights and obligations of third parties in contractual relationships with the Merging Companies.
          4. The rights of shareholders who may oppose the Merger being completed.
          5. The organizational structure and human resources capabilities of Indosat after the Merger has been completed.
          6. Management's analysis of Indosat's condition after the Merger has been completed.

          The analysis of the Merger conducted by the Boards of Directors of the Merging Companies is attached to this Merger Plan as "Attachment 1", the Opinion of an Independent Consultant which states that this Merger is proper and normal is attached to this Merger Plan as "Attachment 2". Both Attachment 1 and Attachment 2 and other attachments are an integral and inseparable part of this Merger Plan.

B.IV.1.d  Summary of Important Financial Data (Consolidated) of Indosat
          -------------------------------------------------------------

          The following is the summary of Important Financial Data of Indosat and its subsidiaries (on a consolidated basis) for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002, 2001 and 2000. This information should be read in its entirety with reference to the consolidated financial statements of Indosat and its subsidiaries including the notes provided in the consolidated financial statements. The consolidated financial statements of Indosat and its subsidiaries for the five month period ended on 31 May 2003 and the year ended on 31 December 2001 and 2002 was audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja, while the consolidated statements for the year ended on 31 December 2000 was audited by the Public Accounting Firm of Siddharta Siddharta & Harsono, all have been issued with unqualified opinions.

CONSOLIDATED BALANCE SHEETS (in million rupiah)

   -------------------------------------- --------------- -----------------------------------------------
                                                                              31 December
                                              31 May      -----------------------------------------------
               Description                     2003             2002            2001            2000
   -------------------------------------- --------------- --------------- --------------- ---------------
   ASSET

   Cash and cash equivalents                   2,501,718       2,831,760       4,637,796       2,405,148
   Short-term investments                        186,116          67,625               -               -
   Account receivables                         1,333,495       1,245,227       1,400,981       1,016,985
   Inventories                                    83,588          72,275          69,158               -
   Other current assets                          753,116         838,052         308,689         109,013
   Due from related parties                       65,510         125,630       2,466,329          29,799
   Fixed assets - net                         12,392,624      11,759,256       9,468,907       1,524,425
   Goodwill-net                                4,001,474       3,711,914       2,410,080           2,888
   Other non-current assets                    1,240,689       1,350,726       1,586,760       2,226,226
   -------------------------------------- --------------- --------------- --------------- ---------------
   Total assets                               22,558,330      22,002,465      22,348,700       7,314,484
   -------------------------------------- --------------- --------------- --------------- ---------------

   LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities                         2,825,918       3,182,452       5,511,577         769,809
   Non-current liabilities                     8,629,022       8,079,169       5,858,457       3,093,373
   Minority interest                             136,969         137,442         238,963          92,393

   Capital stock                                 517,750         517,750         517,750         517,750
   Premium on capital stock                      673,075         673,075         673,075         673,075
   Difference in value from
   restructuring transactions of
   entities under common control               4,467,740       4,467,740       4,359,259     (2,509,987)
   Difference in transactions of equity
   changes in associated
   companies/subsidiaries                        284,378         284,285         284,197         581,222
   Difference in foreign currency
   translation                                         -               -               -          12,495
   Retained earnings                           5,023,478       4,660,552       4,905,422       4,084,354
   -------------------------------------- --------------- --------------- --------------- ---------------
   Total liabilities and stockholders'        22,558,330      22,002,465      22,348,700       7,314,484
   equity
   -------------------------------------- --------------- --------------- --------------- ---------------


CONSOLIDATED STATEMENTS OF INCOME (in million rupiah)

   -------------------------------------- --------------- -----------------------------------------------
                                                                            31 December
                                              31 May      -----------------------------------------------
              Description                       2003           2002            2001            2000
   -------------------------------------- --------------- --------------- --------------- ---------------
   Operating revenues                          3,207,972       6,766,982       5,138,136       2,992,244
   Operating expenses                          2,040,512       4,855,145       3,309,332       1,516,935
                                          --------------- --------------- --------------- ---------------
   Operating income                            1,167,460       1,911,837       1,828,804       1,475,309
   Other income (expenses)                     (307,081)       (640,584)         177,375         794,338
   Equity in net income(loss) of
   associated companies                          (1,646)          72,288         132,268          83,469
                                          --------------- --------------- --------------- ---------------
   Income before Income Tax                      858,733       1,343,541       2,138,447       2,353,116
   Income tax expenses-net                     (487,480)       (774,361)       (412,193)       (687,748)
   Minority interest in net income of
   subsidiaries                                  (8,327)        (27,065)       (273,459)        (23,243)
   pre-acquisition income                              -       (205,863)               -               -
   -------------------------------------- --------------- --------------- --------------- ---------------
   Net income                                    362,926         336,252       1,452,795       1,642,125
   -------------------------------------- --------------- --------------- --------------- ---------------

FINANCIAL RATIOS

          -------------------------------------- --------------- -----------------------------------------------
                                                                                  31 December
                                                     31 May      -----------------------------------------------
                        Description                   2003            2002            2001            2000
          -------------------------------------- --------------- --------------- --------------- ---------------
          Net income/total assets (%)                      1.61            1.53            6.50           22.45
          Net income/total equity (%)                      3.31            3.17           13.53           48.89
          Total liabilities/total equity (X)               1.04            1.06            1.06            1.15

  IV.2.d   Summary of Important Financial Data of Satelindo
           ------------------------------------------------

           The following is the summary of Important Financial Data of Satelindo for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002, 2001 and 2000. This information should be read in its entirety with reference to the consolidated financial statements of Satelindo including the notes provided in the consolidated financial statements. The consolidated financial statements of Satelindo for the period ended on 31 May 2003 and the year ended on 31 December 2002 was audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja and the consolidated financial statements for the years ended on 31 December 2001 and 2000 was audited by the Public Accounting Firm of Siddharta Siddharta & Harsono, all of which have been issued with unqualified opinions.

CONSOLIDATED BALANCE SHEETS (in million rupiah)

  ---------------------------------------------- --------------- -------------------------------------------------
                                                                                  31 December
                                                     31 May      -------------------------------------------------
                   Description                        2003            2002             2001            2000
  ---------------------------------------------- --------------- ---------------- --------------- ----------------
  ASSETS

  Cash and cash equivalents                             778,635          795,433       1,031,239          667,926
  Accounts receivables                                  384,554          352,651         356,171          385,591
  Inventories                                            55,857           50,184          40,716           11,483
  Other current assets                                  127,187          163,404          73,505           27,319
  Fixed assets - net                                  6,184,177        5,868,620       4,649,886        4,683,621
  Other non-current assets                              118,641          126,085         455,114           86,049
  ---------------------------------------------- --------------- ---------------- --------------- ----------------
  Total assets                                        7,649,051        7,356,377       6,606,631        5,861,989
  ---------------------------------------------- --------------- ---------------- --------------- ----------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities                                 1,869,187        1,704,365       1,400,589          986,021
  Non current liabilities                             2,614,869        3,100,906       4,656,886        5,064,744
  Capital stock                                       2,143,583        2,143,583       1,467,082        1,467,082
   Difference in foreign currency translation               343              191              96               73
  Retained earnings (deficit)                         1,021,069          407,332       (918,022)      (1,655,931)
  ---------------------------------------------- --------------- ---------------- --------------- ----------------
  Total liabilities and stockholders' equity          7,649,051        7,356,377       6,606,631        5,861,989
  ---------------------------------------------- --------------- ---------------- --------------- ----------------

CONSOLIDATED STATEMENTS OF INCOME (in million rupiah)

   ---------------------------------------------- --------------- -------------------------------------------------
                                                                                    31 December
                                                       31 May     -------------------------------------------------
                   Description                          2003            2002             2001             2000
   ---------------------------------------------- --------------- ---------------- ---------------- ---------------
   Operating revenues                                  2,076,834        4,028,136        3,290,393       2,335,214
   Operating expenses                                  1,300,428        2,637,065        2,077,128       1,734,726
                                                  --------------- ---------------- ---------------- ---------------
   Operating income                                      776,406        1,391,071        1,213,265         600,488
   Other income (expenses)                               107,828          333,628        (622,852)     (1,557,586)
                                                  --------------- ---------------- ---------------- ---------------
   Income (loss) before Income Tax                       884,234        1,724,699          590,413       (957,098)
   Income tax (expense) benefit - net                  (270,497)        (399,345)          147,496          70,443
   ---------------------------------------------- --------------- ---------------- ---------------- ---------------
   Net income (loss)                                     613,737        1,325,354          737,909       (886,655)
   ---------------------------------------------- --------------- ---------------- ---------------- ---------------

FINANCIAL RATIOS

   ---------------------------------------------- --------------- -------------------------------------------------
                                                                                    31 December
                                                      31 May      -------------------------------------------------
                   Description                         2003            2002             2001             2000
   ---------------------------------------------- --------------- ---------------- ---------------- ---------------
   Net income(loss)/total assets (%)                        8.02            18.02            11.17         (15.13)
   Net income/total equity (%)                             19.39            51.95           134.37             N.M
   Total liabilities/total equity (X)                       1.42             1.88            11.03             N.M


   IV.3.d   Summary of Important Financial Data of IM3
            ------------------------------------------

            The following is the summary of Important Financial Data of IM3 for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002 and 2001. This information should be read in its entirety with reference to the financial statements of IM3 including the notes provided in the financial statements. The financial statements of IM3 for the period ended on 31 May 2003 and the year ended on 31 December 2002 have been audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja and the financial statement for the year ended on 31 December 2001 has been audited by the Public Accounting Firm of Prasetio, Utomo & Rekan, all of which have been issued with unqualified opinions.

            BALANCE SHEETS (in million rupiah)

   -------------------------------------------------- -------------- -------------------------------
                                                                               31 December
                                                         31 May      -------------------------------
                      Description                         2003            2002            2001
   -------------------------------------------------- -------------- --------------- ---------------
   ASSETS

   Cash and cash equivalents                                645,355         739,589         854,603
   Account receivables                                       32,511          23,751           1,565
   Inventories                                               26,693          21,868          28,099
   Other current assets                                     247,174         294,818          86,818
   Fixed assets - net                                     2,431,101       2,114,438       1,342,066
   Other non-current assets                                 162,848         180,383          79,719
   -------------------------------------------------- -------------- --------------- ---------------
   Total assets                                           3,545,682       3,374,847       2,392,870
   -------------------------------------------------- -------------- --------------- ---------------


   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities                                      469,167         567,928         681,420
   Non-current liabilities                                1,551,727       1,203,857          40,902
   Capital stock                                          1,729,478       1,729,478       1,729,478
   Retained earnings (Deficit)                            (204,690)       (126,416)        (58,930)
   -------------------------------------------------- -------------- --------------- ---------------
   Total liabilities and stockholders' equity             3,545,682       3,374,847       2,392,870
   -------------------------------------------------- -------------- --------------- ---------------

STATEMENTS OF INCOME (in million rupiah)

   -------------------------------------------------- -------------- -------------------------------
                                                                               31 December
                                                         31 May      -------------------------------
                      Description                         2003            2002            2001
   -------------------------------------------------- -------------- --------------- ---------------
   Operating revenues                                       214,054         291,183          15,921
   Operating expenses                                       272,710         463,577         124,520
                                                      -------------- --------------- ---------------
   Operating loss                                          (58,656)       (172,394)       (108,599)
   Other income (expenses)                                 (43,072)          61,054          18,702
                                                      -------------- --------------- ---------------
    Loss before income tax                                (101,728)       (111,340)        (89,897)
   Income tax benefit - net                                   23,454          43,854          30,966
   -------------------------------------------------- -------------- --------------- ---------------
   Net  loss                                               (78,274)        (67,486)        (58,931)
   -------------------------------------------------- -------------- --------------- ---------------


FINANCIAL RATIOS

   -------------------------------------------------- -------------- -------------------------------
                                                                               31 December
                                                         31 May      -------------------------------
                    Description                           2003            2002            2001
   -------------------------------------------------- -------------- --------------- ---------------
   Net  loss/total assets (%)                                (2.21)          (2.00)          (2.46)
   Net  loss/total equity (%)                                (5.13)          (4.21)          (3.53)
   Total liabilities/total equity (X)                          1.33            1.11            0.43


C.  IV.2.c  Capital, Shareholders and Composition of the Board of Directors and
            -------------------------------------------------------------------
            Board of Commissioners of Satelindo
            -------------------------------------------------------------------

            After its establishment, the composition of the capital and shareholders of Satelindo has changed several times. The latest composition of capital and shareholders based on deed of Statement of Circular Resolutions No. 52 dated 22 Oktober 2003, made before Rini Yulianti, S.H., Subsitute Notary to Poerbaningsih Adi Warsito S.H., Notary in Jakarta, which deed has been approved by the Minister of Justice and Human Rights under No. C-25360HT.01.04.TH.2003 dated 23 Oktober 2003 is as follows:

            Authorized Capital    :        Rp.3.000.000.000.000
            Issued Capital        :        Rp.2.891.025.642.000
            Paid up Capital       :        Rp.2.891.025.642.000

            The above Authorized Capital was divided into 3.000.000.000 shares, each share with a nominal value of Rp.1.000.

            The composition of the shareholders of Satelindo at this time is as follows:

            -------- ------------------------ ------------------------- ------------------------ ---------
            No.           Shareholders                Rupiah Value          Number of Shares         %
            -------- ------------------------ ------------------------- ------------------------ ---------
            1.       Indosat                        2.831.025.642.000          2.831.025.642       97,93
            -------- ------------------------ ------------------------- ------------------------ ---------
            2.       Bimagraha                         60.000.000.000             60.000.000        2,07
            --------------------------------- ------------------------- ------------------------ ---------
                         Total                      2.891.025.640.000          2.891.025.642      100,00
            --------------------------------- ------------------------- ------------------------ ---------

D.  V.  Information Regarding The Surviving Company
        -------------------------------------------

        In connection with the increase of capital in Satelindo, the ownership structure of Indosat in its subsidiaries before and after the Merger is as follows:

        1. The structure before the Merger:
           -------------------------------
          [Chart of structure before the Merger]


        2. The structure after the Merger:
           ------------------------------
          [Chart of structure after the Merger]

E. VI. Pro Forma Consolidated Financial Statement of Indosat and the Merged
       --------------------------------------------------------------------
       Companies
       ---------
                            INDOSAT AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED BALANCE SHEET
                                  May 31, 2003
                             (in millions of rupiah)

Description                                        Historical Balances    Proforma Balances
                                                           31 May 2003          31 May 2003
                                                  ------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    2,501,718            2,499,999
Short-term investments                                         186,116              186,116
Accounts receivable
   Trade
      Related parties
        - PT Telkom                                            253,268              253,268
        - Others                                               232,459              232,459
      Third parties                                            762,621              762,621
   Others                                                       85,147               85,147
Inventories                                                     83,588               83,588
Advances                                                        41,075               41,075
Prepaid taxes and expenses                                     618,218            1,380,231
Other current assets                                            93,823               93,823
                                                  ------------------------------------------
Total Current  Assets                                        4,858,033            5,618,327
                                                  ------------------------------------------

NON CURRENT ASSETS
Due from related parties                                        65,510               65,510
Deferred tax assets - net                                      149,358               51,085
Investments in associated companies                            158,522              158,522
Other long-term investments                                    273,669              273,669
Property and equipment
   Carrying value                                           19,097,719           19,097,719
   Accumulated depreciation                                 (6,573,886)          (6,573,886)
   Impairment in value                                        (131,209)            (131,209)
                                                  ------------------------------------------
   Net                                                      12,392,624           12,392,624
                                                  ------------------------------------------


Goodwill - net                                               4,001,474            4,001,474
Long term receivables                                          133,894              133,894
Long term prepaid pension                                      277,098              277,098
Long term advances                                              19,863               19,863
Others                                                         228,285              228,285
                                                  ------------------------------------------
Total Non-Current Assets                                    17,700,297           17,602,024
                                                  ------------------------------------------
TOTAL ASSETS                                                22,558,330           23,220,351
                                                  ==========================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES


Short-term loans                                                 2,451                2,451
Accounts payable - trade
   Related parties                                              12,991               12,991
   Third parties                                               120,428              120,428
Procurement payable                                            606,257              606,257
Taxes payable                                                  263,360            1,027,225
Accrued expenses                                               498,207              498,207
Unearned income                                                448,203              448,203
Deposits from customers                                         10,241               10,241
Current maturities of long-term debts
  Related party
        Government of the Republic of Indonesia                  5,241                5,241
  Third parties                                                769,054              769,054
Other Current Liabilities                                       89,485               89,485
                                                  ------------------------------------------
Total Current Liabilities                                    2,825,918            3,589,783
                                                  ------------------------------------------

NON CURRENT LIABILITIES
Due to related parties                                           8,410                8,410
Deferred tax liabilities - net                               1,323,585              516,706
Long-term debts
      Related parties                                        1,952,146            1,952,146
      Third parties                                          1,297,704            1,297,704
Bonds payable                                                3,828,635            3,828,635
Other non-current liabilities                                  218,542              218,542
                                                  ------------------------------------------
Total Non-Current Liabilities                                8,629,022            7,822,143
                                                  ------------------------------------------
MINORITY INTEREST                                              136,969              135,992
                                                  ------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                  517,750              517,750
Premium on capital stock                                       673,075              673,075
Difference in value from restructuring                       4,467,740            4,467,740
transactions of entities under common control
Difference in transactions of equity changes in                284,378              584,603
associated companies / subsidiaries
Retained earnings
   Appropriated                                                 14,528               14,528
   Unappropriated                                            5,008,950            5,414,737
                                                  ------------------------------------------
Total Stockholders' Equity                                  10,966,421           11,672,433
                                                  ------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  22,558,330           23,220,351
                                                  ==========================================

                            INDOSAT AND SUBSIDIARIES
                    PROFORMA CONSOLIDATED STATEMENT OF INCOME
                         FIVE MONTHS ENDED MAY 31, 2003
                             (in millions of rupiah)

                                                  Historical Balances      Proforma Balances

OPERATING REVENUES
Cellular                                                    1,813,706              1,813,706
International calls                                           844,878                844,878
Multimedia,  Data Communication, Internet                     517,517                517,517
("MIDI")
Other services                                                 31,871                 31,871
                                                  -------------------------------------------
Total Operating Revenues                                    3,207,972              3,207,972
                                                  -------------------------------------------

OPERATING EXPENSES
Depreciation
                                                              629,685                629,685
Personnel costs                                               292,247                292,247
Compensation to telecommunication carriers and
service providers                                             280,624                280,624
Administration and general                                    179,710                179,710
Maintenance                                                   124,075                124,075
Marketing                                                      89,913                 89,913
Leased circuits                                                68,998                 68,998
Other costs of services                                       375,260                375,260
                                                  -------------------------------------------
Total Operating Expenses                                    2,040,512              2,040,512
                                                  -------------------------------------------
OPERATING INCOME                                            1,167,460              1,167,460
                                                  -------------------------------------------
OTHER INCOME (EXPENSES)
Gain on foreign exchange - net                                214,594                214,594
Interest income                                                73,178                 73,178
Interest expense                                             (315,014)              (315,014)
Amortization of goodwill                                     (123,566)              (123,566)
Consultancy fees                                               (5,195)                (5,195)
Others - net                                                 (151,078)              (154,783)
                                                  -------------------------------------------
Other Income (Expenses) - Net                                (307,081)              (310,786)
                                                  -------------------------------------------
EQUITY IN NET LOSS OF ASSOCIATED COMPANIES                     (1,646)                (1,646)
                                                  -------------------------------------------
INCOME BEFORE INCOME TAX                                      858,733                855,028

INCOME TAX BENEFIT (EXPENSE)
Current                                                      (319,801)              (318,690)
Deferred                                                     (167,679)               240,702
                                                  -------------------------------------------
Income Tax Expense - Net                                     (487,480)               (77,988)
                                                  -------------------------------------------

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
SUBSIDIARIES                                                  371,253                777,040
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                (8,327)                (8,327)
                                                  -------------------------------------------
NET INCOME                                                    362,926                768,713
                                                  -------------------------------------------

FINANCIAL RATIOS

         ----------------------------------------------------- --------------------------- -----------------------------
                             Description                          Historical Balances           Proforma Balances
         ----------------------------------------------------- --------------------------- -----------------------------
                                                                      31 May 2003                  31 May 2003
         ----------------------------------------------------- --------------------------- -----------------------------
                     Net Income /Total Assets (%)                         1.61                         3.31
                     Net Income /Total Equity(%)                          3.31                         6.59
                 Total Liabilities /Total Equity (X)                      1.04                         0.98

F.  XI. Procedures For Settlement Of Status Of Employees
        ------------------------------------------------

        The Merging Companies have socialized the proposed Merger to its employees with pertinent information related to manpower such as organization structure plan, ranking system and remuneration system on 13 October 2003.

        Indosat will accept all permanent employees of the Merging Companies who accept the Merger and agree to continue working relationship with Indosat.

G. XII. Settlement of Rights and Obligations to Third Parties
        -----------------------------------------------------

        Indosat and IM3 have obtained approval to conduct the Merger from their respective creditors as follows:

        a. As to Indosat from its Indosat I, Indosat II and Indosat Syariah Mudharabah bondholders and its creditor banks Perusahaan Perseroan (Persero) PT. Bank Negara Indonesia Tbk., and PT. Bank Central Asia Tbk.;

        b. As to IM3 from its syndicate creditors Perusahaan Perseroan (Persero) PT. Bank Mandiri Tbk., Perusahaan Perseroan (Persero) PT. Bank Negara Indonesia Tbk, PT. Bank Central Asia Tbk., PT. Bank Bukopin and PT. Bank Danamon Tbk., and Bank BNI Syariah and Bank Syariah Mandiri.

        Satelindo do not require approval from its creditors under the Master Restructuring Agreement, Alcatel CIT and PT. Alcatel Enkomindo to conduct the Merger as Satelindo's loans to these creditors shall be prepaid. For such purpose Satelindo has sent to its creditors a prepayment notification on 17 October 2003. The Satelindo loans will be paid on 31 October 2003.

H. XIV. Estimated Schedule of Implementation of the Merger
        --------------------------------------------------

        This Merger will take into effect following:

        1. The Statement of Effectiveness from BAPEPAM regarding the Merger Registration Statement submitted by Indosat has been obtained;
        2. The approvals of the Extraordinary General Meetings of Shareholders of Indosat, Satelindo, IM3 and Bimagraha where meetings are validly held if attended by at least 3/4 (three quarters) of the total number of shares with valid voting rights and the approval of at least 3/4 (three quarters) of the total votes have been obtained;
        3. The approval of the Capital Investment Coordinating Board, in relation to the status of the Merging Companies as a company which obtains capital investment facilities, has been obtained;
        4. The objections of creditors, if any, have been settled in accordance with prevailing laws and regulations; and
        5.       The Merger Deed has been duly executed.

    --------- ----------------------------------------------------------- ------------------------
         No.                        Activity                               Implementation Date
    --------- ----------------------------------------------------------- ------------------------
          1.  Submission of Statement of Merger to BAPEPAM and
              filing with the Securities and Exchange  Commission and        6 October 2003
              announcement to the New York Stock Exchange
    --------- ----------------------------------------------------------- ------------------------
          2.  Publication of Summary of Merger Plan in two
              newspapers  in the  Indonesian  language and one in the        7 October 2003
              English  language  and filing with the  Securities  and
              Exchange  Commission and  announcement  to the New York
              Stock Exchange
    --------- ----------------------------------------------------------- ------------------------
          3.  Publication  of the  Extraordinary  General  Meeting of
              Shareholders   in  two  newspapers  in  the  Indonesian       13 October 2003
              language and one in the English language
    --------- ----------------------------------------------------------- ------------------------
          4.  Circular containing information on the Merger Plan is
              ready for the Shareholders                                    13 October 2003
    --------- ----------------------------------------------------------- ------------------------
          5.  Publication of the Summary of the Merger Plan to
              employees                                                     13 October 2003
    --------- ----------------------------------------------------------- ------------------------
          6.  Final deadline for the submission of objections from
              creditors to the Merger Plan                                  20 October 2003
    --------- ----------------------------------------------------------- ------------------------
          7.  Closing Date for the List of Shareholders entitled to
              attend Extraordinary General Meeting of Shareholders          24 October 2003
    --------- ----------------------------------------------------------- ------------------------
          8.  Summons  to  the   Extraordinary   General  Meeting  of
              Shareholders  of  Indosat  in  two  newspapers  in  the       27 October 2003
              Indonesian language and one in the English language
    --------- ----------------------------------------------------------- ------------------------
          9.  Statement of Effectiveness regarding Statement of the
              Merger is expected to be obtained from BAPEPAM                27 October 2003
    --------- ----------------------------------------------------------- ------------------------
         10.  Extraordinary   General   Meeting  of  Shareholders  of
              Indosat to approve the Merger                                11 November 2003
    --------- ----------------------------------------------------------- ------------------------
         11.  Extraordinary   General   Meeting  of  Shareholders  of
              Satelindo   to  approve  the  Merger  and  to  dissolve      11 November 2003
              Satelindo as a result of the Merger
    --------- ----------------------------------------------------------- ------------------------
         12.  Extraordinary General Meeting of Shareholders of IM3
              to approve the Merger and to  dissolve  IM3 as a result      11 November 2003
              of the Merger
    --------- ----------------------------------------------------------- ------------------------
         13.  Extraordinary   General   Meeting  of  Shareholders  of
              Bimagraha   to  approve  the  Merger  and  to  dissolve      11 November 2003
              Bimagraha as a result of the Merger
    --------- ----------------------------------------------------------- ------------------------
         14.  Report of the result of the Extraordinary General
              Meeting of Shareholders of Indosat to BAPEPAM,  Jakarta      12 November 2003
              Stock  Exchange,  Surabaya  Stock  Exchange  and filing
              with  the  Securities   and  Exchange   Commission  and
              announcement to the New York Stock Exchange
    --------- ----------------------------------------------------------- ------------------------
         15.  Publication of the result of the Extraordinary General
              Meeting  of  Shareholders  in  two  newspapers  in  the      12 November 2003
              Indonesian  language  and one in the  English  language
              and filing with the Securities and Exchange  Commission
              and announcement to the New York Stock Exchange
    --------- ----------------------------------------------------------- ------------------------
         16.  Approval of the Merger is expected to be obtained from BKPM  20 November 2003
    --------- ----------------------------------------------------------- ------------------------
         17.  Signing of the Merger Deed                                   20 November 2003
    --------- ----------------------------------------------------------- ------------------------

Thus this amendment/additional information to the Merger Plan is made.


Jakarta, 24 October 2003
PT. Indonesian Satellite Corporation Tbk.           PT. Satelit Palapa Indonesia




Widya Purnama                      Atje M. Darjan               Noor S.D.K. Devi
-------------                      --------------               ----------------
President Director                 Director                     Director




PT. Indosat Multi Media Mobile     PT. Bimagraha Telekomindo








Yudi Rulanto Subyakto              Indar Atmanto
---------------------              -------------
President Director                 Director

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation

Date: November 16, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director